Lavoro Reports Fiscal First Quarter 2024 Earnings Results

•Lavoro’s revenue for FY1Q24 reached $483.1 million, an increase of +11% compared to the prior year period (+3% in constant currency terms), driven by market share gains.
•1Q24 gross profit was $59.5 million, a -34% decrease y/y, with gross margins contracting by -850 bps to 12.3% due primarily to the ongoing industry-wide deflationary pressures affecting crop protection and fertilizer distribution margins.
•Net loss was -$14.5 million, compared to net income of $15.1 million in the prior year period; adjusted net loss was -$8.9 million, compared to adjusted net income of $17.2 million in the prior year period.
•Adjusted EBITDA was $11.1 million, reflecting a -75% decline from the previous year, largely attributable to the same market headwinds.
•On November 30, 2023, Lavoro successfully completed the acquisition of Coram Comércio e Representações Agrícolas. Coram, with its team of 33 technical sales representatives, serves 1,200 farmers across the states of São Paulo, Minas Gerais, and Goiás, significantly bolstering Lavoro’s retail presence in these key agricultural regions.

•Lavoro has taken a significant step towards enhancing its capital structure by securing a new multi-year R$420 million (US$86 million) credit facility with a four-year term. This strategic move enables the retirement of existing short-term loans, transitioning to more sustainable, long-term financing arrangements that supports Lavoro’s long-term growth objectives.

•In light of a more challenging market environment than initially anticipated, Lavoro has updated its FY2024 guidance.
SÃO PAULO – January 24 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, today announced its financial results for the fiscal first quarter 2024, ended on September 30, 2023.

Ruy Cunha, CEO of Lavoro, commented, “Since our last market update, severe drought conditions across Brazil's key agricultural states, attributed to El Niño, have adversely affected the soybean crop's growth. Furthermore, we are now forecasting planting delays and a reduction in acreage for the forthcoming safrinha corn crop, compared to previous expectations. Consequently, we have adjusted our expectations for the retail agricultural inputs market in Brazil, predicting a contraction of -25% for the 2023/2024 crop year (ending in June 2024), a downward revision from our previous estimate of a -20% decline.

While we have seen a gradual improvement in our crop protection distribution margins, the rate of recovery has not met our initial projections, indicating that the industry-wide destocking of excess agrochemical inventories still has ways to go. Although our growth in volumes and market share gains has buffered these challenges at the top-line level—where our projections remain consistent—our margins will be affected, causing us to revise our Adjusted EBITDA guidance range. This is due to slower-than-anticipated recovery in our crop protection and fertilizer distribution margins, as well as a diminished contribution from our Crop Care segment, stemming from El Niño's impact on the safrinha crop.

With that said, we remain confident in our belief that the impact of ongoing market headwinds to our margins are temporary and will not impede our long-term growth trajectory and earnings potential. We are diligently implementing our strategic plans to capitalize on the environment to accelerate market share gains, including via the recruitment of experienced RTVs. Since the beginning of FY24, the RTVs we have added this year represent an approximate revenue potential of $120 million.”

FY1Q24 Financial Highlights

•Consolidated revenue for Lavoro in 1Q24 increased by +11% to $483.1 million, compared to the same period in 2023. In constant currency terms, revenue saw a 3% increase. Inputs revenue rose by +5%, bolstered by robust unit volume growth and contributions from recent M&A activities, which more than compensated for pricing headwinds. Grains revenue resulting increased +109% off of an easy comparable, driven by a greater desire by our clients for entering into barter transactions.

•Brazil Ag Retail segment saw revenue increase by +15%, reflecting improved sales volumes of crop protection (+54%), fertilizer (+53%) and specialty (+33%) product categories. Additionally, the recent acquisition of Referencia contributed +2% to the segment's 1Q24 revenue. Crop Care segment revenue decreased -1% to $35.7 million, reflecting decline on sales of biologicals and post-patent chemicals and being partially offset by higher sales from specialty fertilizers. Revenue for the Latam Ag Retail segment declined by -1%, primarily due to the price decline in fertilizers and the challenges following the removal of a financially significant herbicide from a supplier's product lineup.

•Gross profit fell by -34% to $59.5 million, and gross margin contracted by -850 basis points to 12.3%. This compression in gross margin was primarily due to lower distribution margins for crop protection and fertilizer products in our Brazil Ag Retail segment, compounded by mix-related headwinds in our Crop Care segment.

•Adjusted EBITDA for 1Q24 stood at $11.1 million, a decrease of -$33 million from the previous year's quarter, with the Adjusted EBITDA margin shrinking by -790bps to 2.3%. This contraction was driven by the gross margin compression as detailed above. The SG&A (excluding D&A) to sales ratio remained steady at approximately 11.9%.

•Non-recurring expenses increased by +$5.4 million to $8.5 million in 1Q24, due to (i) M&A accounting and tax due diligence expenses ($3.4 million), (ii) the provision of the second half of the DeSPAC bonus to employees that will be paid in 3Q24 ($1.3 million) and (iii) related-party consultancy services expenses recognized as non-recurring in 1Q24 ($0.9million).

•Adjusted net income was -$8.9 million, a decline of -$26 million over the prior year quarter, driven by lower adjusted EBITDA, partially offset by lower financial expenses and an increased positive contribution from income tax.

Summary of 1Q24 Results1

Key Financial Metrics	1Q23	1Q24	Chg. %
(in millions of US dollars)

Revenue by Segment	436.8	483.1	11%
Brazil Ag Retail	358.3	411.8	15%
Latam Ag Retail	66.7	66.3	-1%
Crop Care	36.0	35.7	-1%
Intercompany	(24.2)	(30.8)

Revenue by Category	436.8	483.1	11%
Inputs revenue	414.6	436.6	5%
Grains revenue	22.3	46.5	109%

Gross Profit	90.7	59.5	-34%
Brazil Ag Retail	69.3	35.7	-49%
Latam Ag Retail	9.5	9.2	-4%
Crop Care	16.8	15.4	-8%
Intercompany	(4.9)	(0.7)

Gross Margin	20.8%	12.3%	-845 bps
Gross Margin (% of Inputs)	21.9%	13.6%	-825 bps

Adjusted EBITDA	44.4	11.1	(75)%
Brazil Ag Retail	33.1	4.2	(87)%
Latam Ag Retail	4.4	3.1	(29)%
Crop Care	11.8	5.6	n.m.
Corporate / Intersegment[2]	(4.9)	(1.8)	n.m.

Adjusted EBITDA Margin	10.2%	2.3%	-786 bps
Adjusted EBITDA Margin (% of Inputs)	10.7%	2.5%	-816 bps

D&A	(8.1)	(8.6)	0.1%
Equity	—	(0.2)	n.a.
Finance income (costs)	(28.2)	(26.0)	-0.1%
Income taxes, current and deferred	10.2	17.7	0.7%
Net profit	15.1	(14.5)	-196%

(+) Non-recurring items	3.1	8.5	173%
(-) Tax deduction for non-recurring expenses	(1.1)	(2.9)	173%
Adjusted net profit	17.2	(8.9)	-152%
1 USD/BRL monthly average period exchange rate used to translate our results to USD: 5.368 for July 2022, 5.143 for August 2022, 5.237 for September 2022, 4.801 for July 2023, 4.904 for August 2023, 4.937 for September 2023.
2 Represents sales between Crop Care and Brazil Ag Retail.

Segment Results for 1Q243

Brazil Ag Retail
Brazil Ag Retail saw revenue increased by 15%, reflecting improved sales volumes of crop protection, fertilizer and specialty product categories, which increased +54%, +53% and +33% respectively. This more than offset the impact from price declines in crop protection and fertilizers. Gross margin contracted by -1,070bps to 8.7%, driven by the same factors.

Brazil Ag Retail	1Q23	1Q24	Chg. %
(in millions of US dollars)

Inputs revenue	341.3	371.6	9%
Grains revenue	17.0	40.2	136%
Revenue	358.3	411.8	15%

Gross Profit	69.3	35.7	-49%
Gross Margin	19.4%	8.7%	-1069 bps
Gross Margin (% of Inputs)	20.3%	9.6%	-1072 bps

Adjusted EBITDA	33.1	4.2	-87%
Adjusted EBITDA margin	9.2%	1.0%	-823 bps
Adjusted EBITDA margin (% of Inputs)	9.7%	1.1%	-858 bps

3 USD/BRL average period exchange rate used to translate our results to USD throughout this document for illustration purposes: 5.368 for July 2022, 5.143 for August 2022, 5.237 for September 2022, 4.801 for July 2023, 4.904 for August 2023, 4.937 for September 2023.

Latam Ag Retail

Latam Ag Retail reported revenue of $66.3 million, a 1% decrease from the prior year quarter, and a more pronounced 9% decline in Colombian peso terms. This decline was largely due to pricing headwinds to fertilizer sales and supply shortages of corn seeds from a key supplier which resulted in lost revenue opportunity amounting to ~$2 million for the quarter. Additionally, our Latam operations continue to be adversely affected by the discontinued supply of Paraquat, a leading herbicide in Colombia, from a key supplier. This issue contributed to a year-over-year revenue headwind of ~$2 million in the quarter.

Latam Ag Retail	1Q23	1Q24	Chg. %
(in millions of US dollars)

Inputs revenue	61.4	60.1	-2%
Grains revenue	5.3	6.2	18%
Revenue	66.7	66.3	-1%

Gross Profit	9.5	9.2	-4%
Gross Margin	14.3%	13.8%	-48 bps
Gross Margin (% of Inputs)	15.5%	15.2%	-27 bps

Adjusted EBITDA	4.4	3.1	-29%
Adjusted EBITDA margin	6.6%	4.7%	-188 bps
Adjusted EBITDA margin (% of Inputs)	7.2%	5.2%	-196 bps

Crop Care
Crop Care's revenue saw a slight decline of 1% to $35.7 million, primarily due to a significant drop in Perterra's revenue, a result of falling prices in agrochemicals. It’s worth noting that Perterra, a subsidiary of Crop Care, specializes in importing off-patent agrochemicals from Asia, with Lavoro’s Brazil Ag Retail being its main customer. Another contributing factor to this quarter’s performance was Agrobiologica, which encountered delays in farmers' purchasing decisions, leading to deferred revenue. However, these year-over-year impacts were partially mitigated by the recent acquisition of Cromo Quimica, an adjuvant manufacturer acquired in 4Q23, and double-digit growth of Union Agro, our specialty fertilizers manufacturing subsidiary.

Crop Care	1Q23	1Q24	Chg. %
(in millions of US dollars)

Revenue	36.0	35.7	-1%

Gross Profit	16.8	15.4	22%
Gross Margin	46.6%	43.3%	-331 bps

Adjusted EBITDA	11.8	5.6	-53%
Adjusted EBITDA margin	32.6%	15.6%	-1,703 bps

Full Fiscal Year 2024 Consolidated Outlook4

In light of a more challenging market environment than initially anticipated, Lavoro has updated its FY2024 guidance. The revised outlook for Adjusted EBITDA now stands at a range of $80 million to $110 million. This adjustment is due to a slower-than-expected recovery in distribution margins for crop protection and fertilizer products, and unanticipated headwinds facing the Crop Care segment, stemming from the effects of El Niño on the safrinha crop. Total revenue and input revenue projections remain unchanged, with ranges of $2.0 to $2.3 billion and $1.7 to $2.0 billion, respectively.

	Previous FY2024 Guidance		Revised FY2024 Guidance
Consolidated Financials Outlook	Low	High	Low	High
(in millions of US dollars)

Revenue	2,000	2,300	2,000	2,300

Inputs revenue	1,700	2,000	1,700	2,000

Adjusted EBITDA	135	165	80	110

Recent Business and Commercial Updates

Organic Expansion to North and Northeast of Brazil

In November, Lavoro expanded its retail footprint into the north and northeast states of Brazil, Pará (PA) and Maranhão (MA), respectively, with the opening of two retail locations. The new stores, increase the company’s presence to 12 out of the 26 Brazilian states and further strengthen Lavoro’s retail network in the northern region.

Establishment of a R$420 million secured credit facility

On December 27, 2023, Lavoro announced the establishment of a new R$420 million (equivalent to around $86 million USD,) secured credit facility with a 4-year term. With this new facility, Lavoro retires existing short-term borrowings, providing more sustainable and longer term financing options for working capital needs and other growth initiatives to enhance the company’s capital structure.

4 USD/BRL average period exchange rate used to translate our results to USD: 4.88 for FY1Q24, and 5.02 for FY2Q24 to FY4Q24

Recent M&As Updates
Closed agreements

Coram Comércio e Representações Agrícolas

On November 30, Lavoro successfully completed the acquisition of a controlling interest in Coram Comércio e Representações Agrícolas. Founded in 1973, Coram has ten retail locations and more than 50 employees, including 33 RTVs, serving approximately 1,200 customers in three states of Brazil.

Conference Call Details
The Company will host a conference call and webcast to review its fiscal first quarter 2024 results on January 24, 2024, at 5 pm ET / 7 pm BRT.
The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.
Non-IFRS Financial Measures
This press release contains certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Company believes these non-IFRS financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's performance, and provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that vary widely among similar companies, and therefore may hamper comparability across periods, although these measures are not explicitly defined under IFRS. Management believes that these measures enhance a reader's understanding of the operating and financial performance of the Company and facilitate a better comparison between fiscal periods. Adjusted EBITDA is defined as profit (loss) for the year, adjusted for finance income (costs), net, income taxes, depreciation and amortization and excluding the impact of certain revenues, expenses and costs that we believe are isolated in nature incurred as part of our expansion, namely: (i) fair value on inventories sold from acquired companies, (ii) M&A adjustments that in management’s judgment do not necessarily occur on a regular basis, (iii) listing and other expenses recognized in connection with the Business Combination, (iv) share-based compensation expenses, (v) bonuses paid out to our employees as a result of the closing of the Business Combination, (vi) expenses paid to Patria in connection with management consultancy services, (vii) depreciation and amortization recognize on cost of goods sold and (viii) losses/gains on the fair value of commodity forward contracts. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period/year. Adjusted Net Profit/Loss is defined as Net Profit/Loss excluding the impact of certain revenues, expenses and costs that we believe are isolated in nature incurred as part of our expansion, namely: (i) fair value on inventories sold from acquired companies, (ii) M&A adjustments that in management’s judgment do not necessarily occur on a regular basis, (iii) listing and other expenses recognized in connection with the Business Combination, (iv) share-based compensation expenses, (v) bonuses paid out to our employees as a result of the closing of the Business Combination, (vi) expenses paid to Patria in connection with management consultancy services, (vii) depreciation and amortization recognize on cost of goods sold and (viii) losses/gains on the fair value of commodity forward contracts. Adjusted Net Profit/Loss Margin is calculated as Adjusted Net Profit/Loss as a percentage of revenue for the period/year.
The Company does not intend for the non-IFRS financial measures contained in this release to be a substitute for any IFRS financial information. Readers of this press release should use these non-IFRS financial measures only in conjunction with comparable IFRS financial measures. Reconciliations of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin, to their most comparable IFRS measures, are provided in the table below.

Reconciliation of Adjusted EBITDA

Reconciliation of Adjusted EBITDA	1Q23	1Q24
(in millions of US dollars)

Net Profit/Loss for the Period	15.1	(14.5)
(+) Finance income (costs)	28.2	26.0
(+) Equity	—	0.2
(+) Income taxes, current and deferred	(10.2)	(17.7)
(+) Depreciation and amortization	8.1	8.6
(+) Fair value of inventories sold from acquired companies	0.3	1.7
(+) M&A expenses	0.5	3.4
(+) Stock-based compensation	1.7	1.2
(+) DeSPAC related bonus	—	1.3
(+) Related party consultancy services	0.6	0.9
Adjusted EBITDA	44.4	11.1
(/) Revenue	436.8	483.1
Adjusted EBITDA margin	10.2%	2.3%
Reconciliation of Adjusted Net Profit (Loss)

Reconciliation of Adjusted Net Profit	1Q23	1Q24
(in millions of US dollars)

Profit/Loss for the Period	15.1	(14.5)
(+) Fair value of inventories sold from acquired companies	0.3	1.7
(+) M&A expenses	0.5	3.4
(+) Stock Option Plan	1.7	1.2
(+) DeSPAC related bonus	—	1.3
(+) Related party consultancy services	0.6	0.9
(-) Tax deduction for non-recurring expenses	(1.1)	(2.9)
Adjusted Net Profit/Loss	17.2	(8.9)
(/) Revenue	436.8	483.1
Adjusted Net Profit/Loss margin	3.9%	-1.8%

About Lavoro
Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com.
Reportable Segments
Lavoro’s reportable segments are the following:
Brazil Cluster (Brazil Ag Retail): comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers, and specialty products, in Brazil.
LatAm Cluster (Latam Ag Retail): includes companies dedicated to the distribution of agricultural inputs outside Brazil (currently primarily in Colombia).
Crop Care Cluster (Crop Care): includes companies that produce and import our own portfolio of private label products including specialty products (e.g., biologicals and specialty fertilizers) and off-patent crop protection.
Lavoro’s Fiscal Year
Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30 of the following year. Given this, Lavoro’s quarters have the following format:
1Q – quarter starting on July 1 and ending on September 30.
2Q – quarter starting on October 1 and ending on December 31.
3Q – quarter starting on January 1 and ending on March 31.
4Q – quarter starting on April 1 and ending onJune 30.
Definitions
RTVs: refer to Lavoro’s technical sales representatives (Representante Técnico de Vendas), who are linked to its retail stores, and who develop commercial relationships with farmers.
Forward-Looking Statements
The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.
Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.
In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.
Contact
Julian Garrido
julian.garrido@lavoroagro.com
Tigran Karapetian
tigran.karapetian@lavoroagro.com
Fernanda Rosa
fernanda.rosa@lavoroagro.com